

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece



03022561

F/DI: 212/27.5.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first quarter 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUN 19 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C.
155
SECTION

dlw 6/16

Enclosure

- Press release - 1Q 2003 results (IFRS)

FOR IMMEDIATE RELEASE ATHENS, 27 MAY 2003

PPC's first quarter 2003 financial results : the growth continues.

Net Income amounted to € 104,6 m, while net debt was reduced to € 4.025 m [1]

- Total revenues grew by 15% as compared to first quarter 2002. The revenues of Q1/03 include € 59,2 m representing income from the lease of the transmission system to the Hellenic Transmission System Operator (HTSO). Excluding this income, revenues were up 8,1% owing mainly to strong consumption growth and a tariff increase of 3,85% in July 2002.

- Operating expenses of Q1/03 include charges of € 60,1 m from HTSO for using the transmission system. These charges are related to the income from HTSO mentioned above.

- EBITDA and EBIT increased by 20,8% and 40,9% respectively, due to revenue growth, higher operating efficiency levels, containment of operating costs and increased generation from hydro units. EBITDA margin reached 35,0% compared to 33,3% in the first quarter 2002.

- Net income grew by 52,3% to € 104,6 m due to operating improvements and to a further decrease of financial expenses. As a result earnings per share increased from € 0.30 to € 0.45.

- The share of loss in associated companies of € 9,1 m, shown in the income statement, represents PPC's participation in Q1/03 financial results of Tellas S.A., the telecom's company and is net of income taxes. Tellas commenced commercial operations in February 2003. All advertising and promotion costs were charged to Q1/03 income statement.

- Capital expenditure decreased by 20,3% mainly as a result of the completion of the larger part of the construction of the Florina lignite plant.

- Net debt decreased by 14% to € 4,025 m while net financial expenses decreased by 7,4%. At the end of year 2002 net debt was € 4.194 m.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition to approximately 28.500, as compared to approximately 29.200 at the end of Q1 2002.

- PPC met the Dow Jones STOXX[SM] 600 index selection criteria and will be added to the relevant Dow Jones STOXX[SM] 600, Small 200 and market sector indexes effective June 23, 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Key indicators (Unaudited IFRS, € m)

	1Q 2003	1Q 2002	Δ (%)
Total Revenues	953,2	828,8	15.0
EBITDA	333,9	276,3	20.8
EBITDA Margin	35,0%	33,3%	
Profit from Operations	204,3	145,0	40.9
Profit from Operations Margin	21,4%	17,5%	
Net Income	104,6	68,7	52.3
EPS (in €)	0.45	0.30	50.0
No. of Shares (m)	232	232	
Net Debt	4,025	4,681	(14.0)

Public Power Corporation's Chief Executive, Stergios Nezis, said:
" We continue to deliver improved results for third consecutive year. I am pleased to note that improved profitability and operating cash flows enable us to further reduce the debt of PPC. Solid financial performance is one of our key objectives in enhancing shareholder value ".

For further information, please contact:
Gregoris Anastasiadis Chief Financial Officer Tel.: +32 10 522 5346

Income Statement (Unaudited IFRS, € m)

	1Q 2003	1Q 2002*	Δ (%)
Total Revenues	953,2	828,8	15,0%
Total Operating Expenses (excl. depreciation)	619,4	552,5	12,1%
Total Payroll Expenses	264,3	253,8	4,1%
Total Fuel Expenses	156,4	163,1	-4,1%
Energy Purchases	34,7	36,4	-4,7%
Other Operating Expenses	164,0	99,2	65,3%
(EBITDA)	333,9	276,3	20,8%
EBITDA Margin (%)	35%	33,3%	
Depreciation & Amortisation	129,6	131,3	-1,3%
Profit from Operations (EBIT)	204,3	145,0	40,9%
EBIT margin (%)	21,4%	17,5%	
Total Financial Expenses	29,9	35,9	-16,7%
▪ Net Financial Expenses	41,4	44,7	-7,4%
▪ Foreign Currency Gains/(Losses)	17,7	3,6	391,7%
▪ Other Income	2,9	5,2	-44,2%
▪ Share of loss in associated companies	9,1	-	
Pre-tax Profits	174,4	109,1	59,9%
Net Income	104,6	68,7	52,3%
EPS (in Euro)	0,45	0,30	50,0%

* As adjusted with additional depreciation, owing to fixed assets valuation, for comparison and discussion purposes only

Highlights of Balance Sheet and Cash Flow (Unaudited IFRS € m)

	1Q/2003	1Q/2002	Δ (%)
Net Debt	4.025	4.681	-14%
Total Equity	3.388	3.320	2%
Capital Expenditure	118	148	-20,3%
Operating Cash Flow	291	258	12,8%

NOTES TO EDITORS

PPC (Public Power Corporation) is the largest electricity generator, sole owner of the transmission system and the sole distributor of electricity in Greece. The company provides electricity to approximately 6.7 million customers and generates approximately 97% of the total electricity produced in Greece.

28,8% of the company's shares are listed on the Athens Stock Exchange and the London Stock Exchange. The Hellenic Republic remains the largest shareholder with approx 67% of the shares. The current market value is approximately 3.1 billion euros.

Strategy

PPC's objectives are to maintain leadership in the Greek electricity market, improve the efficiency of its operations, further rationalize its capital expenditure, continue its debt reduction programme, explore long - term growth initiatives and opportunities, and maximise value for its shareholders.

PPC business units

Generation:

- PPC's Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations.
- The total installed generating capacity of our stations in the interconnected system is approximately 10.5 GW.
- PPC generates electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. PPC does not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Transmission:

- PPC's Transmission unit business owns the interconnected transmission network on which the HTSO (Hellenic Transmission System Operator) transports electricity through high voltage lines from power stations where it is generated or, in case of imported electricity, from the interconnection points to the distribution network through the interconnected system and to certain directly connected high voltage customers.
- HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, PPC currently holds a 49% share in HTSO, although this share will be reduced as other generators enter the market.

Distribution:

- PPC distributes electricity throughout Greece (including interconnected system and autonomous islands) and supplies electricity to all of its customers. PPC' distribution business unit is also responsible for the generation of electricity in the non-interconnected islands, excluding Crete and Rhodes. Under Greek law, PPC will hold an exclusive license from the Ministry of Development to operate the distribution network. Under the Network Code, PPC must provide access to the network to third parties.

Mining:

- PPC's Mining unit business is responsible for extracting lignite from the Company's own lignite mines in Greece to provide fuel for its lignite-fired power stations. It is the second largest lignite producer in EU and sixth in the world, mining approximately 66 million tones of lignite per year for our power stations.
- Lignite provides PPC with a secure supply as PPC own all its mines (all within Greece), reduced environmental impact, low and stable extraction costs.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 212/27.5.03

BY COURIER


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2003
WASH. D.C.
155
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first quarter 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press release - 1Q 2003 results (IFRS)

FOR IMMEDIATE RELEASE ATHENS, 27 MAY 2003

PPC's first quarter 2003 financial results : the growth continues.

Net Income amounted to € 104,6 m, while net debt was reduced to € 4.025 m [1]

- Total revenues grew by 15% as compared to first quarter 2002. The revenues of Q1/03 include € 59,2 m representing income from the lease of the transmission system to the Hellenic Transmission System Operator (HTSO). Excluding this income, revenues were up 8,1% owing mainly to strong consumption growth and a tariff increase of 3,85% in July 2002.

- Operating expenses of Q1/03 include charges of € 60,1 m from HTSO for using the transmission system. These charges are related to the income from HTSO mentioned above.

- EBITDA and EBIT increased by 20,8% and 40,9% respectively, due to revenue growth, higher operating efficiency levels, containment of operating costs and increased generation from hydro units. EBITDA margin reached 35,0% compared to 33,3% in the first quarter 2002.

- Net income grew by 52,3% to € 104,6 m due to operating improvements and to a further decrease of financial expenses. As a result earnings per share increased from € 0.30 to € 0.45.

- The share of loss in associated companies of € 9,1 m, shown in the income statement, represents PPC's participation in Q1/03 financial results of Tellas S.A., the telecom's company and is net of income taxes. Tellas commenced commercial operations in February 2003. All advertising and promotion costs were charged to Q1/03 income statement.

- Capital expenditure decreased by 20,3% mainly as a result of the completion of the larger part of the construction of the Florina lignite plant.

- Net debt decreased by 14% to € 4,025 m while net financial expenses decreased by 7,4%. At the end of year 2002 net debt was € 4.194 m.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition to approximately 28.500, as compared to approximately 29.200 at the end of Q1 2002.

- PPC met the Dow Jones STOXX℠ 600 index selection criteria and will be added to the relevant Dow Jones STOXX℠ 600, Small 200 and market sector indexes effective June 23, 2003.

---

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Key indicators (Unaudited IFRS, € m)

	1Q 2003	**1Q 2002**	**Δ (%)**
Total Revenues	953,2	828,8	15.0
EBITDA	333,9	276,3	20.8
EBITDA Margin	35,0%	33,3%	
Profit from Operations	204,3	145,0	40.9
Profit from Operations Margin	21,4%	17,5%	
Net Income	104,6	68,7	52.3
EPS (in €)	0.45	0.30	50.0
No. of Shares (m)	232	232	
Net Debt	4,025	4,681	(14.0)

Public Power Corporation's Chief Executive, Stergios Nezis, said:
" We continue to deliver improved results for third consecutive year. I am pleased to note that improved profitability and operating cash flows enable us to further reduce the debt of PPC. Solid financial performance is one of our key objectives in enhancing shareholder value ".

For further information, please contact:
Gregoris Anastasiadis Chief Financial Officer Tel.: +32 10 522 5346

Income Statement (Unaudited IFRS, € m)

	1Q 2003	1Q 2002*	Δ (%)
Total Revenues	953,2	828,8	15,0%
Total Operating Expenses (excl. depreciation)	619,4	552,5	12,1%
Total Payroll Expenses	264,3	253,8	4,1%
Total Fuel Expenses	156,4	163,1	-4,1%
Energy Purchases	34,7	36,4	-4,7%
Other Operating Expenses	164,0	99,2	65,3%
(EBITDA)	333,9	276,3	20,8%
EBITDA Margin (%)	35%	33,3%	
Depreciation & Amortisation	129,6	131,3	-1,3%
Profit from Operations (EBIT)	204,3	145,0	40,9%
EBIT margin (%)	21,4%	17,5%	
Total Financial Expenses	29,9	35,9	-16,7%
▪ Net Financial Expenses	41,4	44,7	-7,4%
▪ Foreign Currency Gains/(Losses)	17,7	3,6	391,7%
▪ Other Income	2,9	5,2	-44,2%
▪ Share of loss in associated companies	9,1	-	
Pre-tax Profits	174,4	109,1	59,9%
Net Income	104,6	68,7	52,3%
EPS (in Euro)	0,45	0,30	50,0%

* As adjusted with additional depreciation, owing to fixed assets valuation, for comparison and discussion purposes only

Highlights of Balance Sheet and Cash Flow (Unaudited IFRS € m)

	1Q/2003	1Q/2002	Δ (%)
Net Debt	4.025	4.681	-14%
Total Equity	3.388	3.320	2%
Capital Expenditure	118	148	-20,3%
Operating Cash Flow	291	258	12,8%

NOTES TO EDITORS

PPC (Public Power Corporation) is the largest electricity generator, sole owner of the transmission system and the sole distributor of electricity in Greece. The company provides electricity to approximately 6.7 million customers and generates approximately 97% of the total electricity produced in Greece.

28,8% of the company's shares are listed on the Athens Stock Exchange and the London Stock Exchange. The Hellenic Republic remains the largest shareholder with approx 67% of the shares. The current market value is approximately 3.1 billion euros.

Strategy

PPC's objectives are to maintain leadership in the Greek electricity market, improve the efficiency of its operations, further rationalize its capital expenditure, continue its debt reduction programme, explore long - term growth initiatives and opportunities, and maximise value for its shareholders.

PPC business units

Generation:

- PPC's Generation business unit is responsible for electricity generation in the interconnected system and on the islands of Crete and Rhodes. It is also responsible for the development of new thermal and hydroelectric stations and for additions to the capacity of existing stations.
- The total installed generating capacity of our stations in the interconnected system is approximately 10.5 GW.
- PPC generates electricity from thermal sources, including lignite, oil and natural gas, water flows and other renewable resources. PPC does not operate any nuclear power stations and have no plans to develop a nuclear power generating capacity.

Transmission:

- PPC's Transmission unit business owns the interconnected transmission network on which the HTSO (Hellenic Transmission System Operator) transports electricity through high voltage lines from power stations where it is generated or, in case of imported electricity, from the interconnection points to the distribution network through the interconnected system and to certain directly connected high voltage customers.
- HTSO operates the interconnected transmission system and the interconnections with other networks in accordance with the Grid Code. Pursuant to the Liberalisation Law, PPC currently holds a 49% share in HTSO, although this share will be reduced as other generators enter the market.

Distribution:

- PPC distributes electricity throughout Greece (including interconnected system and autonomous islands) and supplies electricity to all of its customers. PPC' distribution business unit is also responsible for the generation of electricity in the non-interconnected islands, excluding Crete and Rhodes. Under Greek law, PPC will hold an exclusive license from the Ministry of Development to operate the distribution network. Under the Network Code, PPC must provide access to the network to third parties.

Mining:

- PPC's Mining unit business is responsible for extracting lignite from the Company's own lignite mines in Greece to provide fuel for its lignite-fired power stations. It is the second largest lignite producer in EU and sixth in the world, mining approximately 66 million tones of lignite per year for our power stations.
- Lignite provides PPC with a secure supply as PPC own all its mines (all within Greece), reduced environmental impact, low and stable extraction costs.